1-13354

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02046991

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

P.E. 7/1/02

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News

FOR IMMEDIATE RELEASE

BMO Financial Group to Redeem 5.55 Per Cent Medium Term Notes, Series A, due 2007

TORONTO, July 19, 2002 – BMO Financial Group will redeem all of its $450,000,000 5.55 per cent Medium Term Notes, Series A, due 2007, on August 27, 2002.

These notes are redeemable at BMO's option from August 27, 2002 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

BMO cited the high relative yield to current market rates as the main reason for the redemption.

BMO Financial Group – founded in 1817 as Bank of Montreal, Canada's first bank -- is a highly diversified financial services organization that includes BMO Bank of Montreal, BMO Nesbitt Burns, one of Canada's largest full-service investment firms, and Chicago-based Harris Bank, a major U.S. mid-west financial services provider.

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Media Relations Contacts:
Ralph Marranca, Toronto, (416) 867-3996
Ronald Monet, Montreal, (514) 877-1101

Investor Relations Contacts:
Susan Payne, Toronto, (416) 867-6656
Patricia Moran, Toronto, (416) 867-6280

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: July 19, 2002

By /s/ Sharon Sandall

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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